MEDWAVE, INC.
435 NEWBURY STREET, SUITE 206
DANVERS, MASSACHUSETTS 01923

March 23, 2005

Via Facsimile—(202) 942-9585
Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409
Attention: Mr. Timothy Buchmiller

RE:	Medwave, Inc. Registration Statement on Form S-3 Filed on March 4, 2005 File No. 333-123148

Ladies and Gentlemen:

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Medwave, Inc. (“Medwave”) hereby respectfully requests that the effectiveness of the above-referenced registration statement on Form S-3, as amended by Amendment No. 1, be accelerated to 5:00 p.m. Eastern Standard Time on March 24, 2005, or as soon as practicable thereafter.

     Medwave hereby acknowledges the following:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Medwave from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Medwave may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you should have any questions regarding this request, please do not hesitate to contact me at (978) 762-8999 or Raymond C. Zemlin at (617) 570-1512 of Goodwin Procter LLP.

Very truly yours, MEDWAVE, INC.
By:	/s/ Timothy J. O'Malley
	Name:	Timothy J. O'Malley
	Title:	Chief Executive Officer and President

cc:	Raymond C. Zemlin, P.C. Goodwin Procter LLP